Exhibit 99.4

NICE Actimize Launches Anti-Money Laundering Webinar Series to
Address Risk-based Safeguards for Transaction Monitoring Programs

The three-part series will focus on program consolidation, system agility, and data completeness regulatory issues

Hoboken, N.J., February 9, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is launching its latest anti-money laundering webinar series on February 22 that will address recommended risk-based safeguards for transaction monitoring programs that provide operational efficiency, cost savings, and agility. The webinars will also review recent regulatory requirements and discuss their impact on data lineage requirements and validation, along with best practices that result in repeatable transaction monitoring processes.

The transaction monitoring-focused webinar series will feature market analysts and industry experts from the anti-money laundering community. In the first webinar, Andy Schmidt, CEB TowerGroup Research Director and Principal Executive Advisor, will lead a discussion on the factors that foster a fragmented view of anti-money laundering across organizations and how strategic consolidation can reduce risk and overall cost reductions in compliance. NICE Actimize's Trevor Barritt, Global Principal, AML Solutions, and Tom Berkovitch, AML Director of Product Marketing will also chair sessions in the webinar series.

According to David Kwan, VP and General Manager, Anti-Money Laundering, NICE Actimize, "Compliance executives are facing greater personal liabilities in their regulatory related activities, and it is key to show consistency, reliability and accuracy across an enterprise in order to manage that risk. Our webinar series will explore many of the critical issues associated with developing and implementing a risk–based AML strategy that helps provide a stronger risk-based transaction monitoring strategy."

The Transaction Monitoring Webinar Series will be conducted monthly as follows:

•
Consolidation for Increased Efficiency (February 22): NICE Actimize and Andy Schmidt of CEB Tower Group will discuss how a consolidated view of an AML strategy across an organization leads to a modern infrastructure that provides a clearer view of risk and permits a more repeatable monitoring process.

•
Agility for Increased Responsiveness (March 29): Lead by NICE Actimize's Tom Berkovitch and Trevor Barritt, this installment in the series will focus on the drivers for increased agility in transaction monitoring. A case study will show how the implementation of terrorist financing safeguards can be created by leveraging existing AML controls.

•
Completeness in Data Lineage and NYDFS 504 (April 26): Tom Berkovitch will moderate a review of regulatory requirements around data lineage, focusing on guidance provided by New York State Department of Financial Services (NYDFS) ruling  504 which took effect on January 1. The NYDFS adopted a risk-based anti-terrorism and anti-money laundering regulation that requires regulated institutions to maintain programs to monitor and filter transactions for potential Bank Secrecy Act (BSA) and anti-money laundering (AML) violations and prevent transactions with sanctioned entities.

Additional NICE Actimize Webinar Series resources:

•	Registration for Sessions — by clicking here.
•	On our Blog — Look for related topics and thought leadership at www.niceactimize.com/blog.
•	On our Culture of Compliance Website by clicking here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.